Exhibit 99.5

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information presents the unaudited pro forma condensed combined balance sheet as of June 30, 2024, the unaudited pro forma condensed combined statement of operations for the fiscal year ended December 31, 2023 and the unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2024. The unaudited pro forma condensed combined financial information includes the historical results of CyberArk Software Ltd. (together with its subsidiaries, “CyberArk”) and Venafi Holdings, Inc. (together with its subsidiaries, “Venafi”) after giving pro forma effect to CyberArk’s acquisition of Venafi (the “Venafi Acquisition”) as described in the following paragraphs and accompanying notes.

The unaudited pro forma condensed combined financial information is provided for illustrative purposes only and does not purport to represent what the actual consolidated results of operations or consolidated financial condition would have been had the Venafi Acquisition actually occurred on June 30, 2024 for the balance sheet, or January 1, 2023 for the statements of operations, nor does it purport to project the future consolidated results of operations or consolidated financial condition for any future period or as of any future date. Under accounting for business combinations, the assets and liabilities of Venafi are required to be recorded at their preliminary respective fair values as of the date of the Venafi Acquisition, October 1, 2024 (“Acquisition Date”). CyberArk has performed the fair valuation of Venafi’s assets and liabilities. The fair values are subject to adjustment for up to one year after the close of the transaction as additional information is obtained. The unaudited pro forma adjustments are based upon available information and certain assumptions that CyberArk believes are reasonable under the circumstances. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information. All pro forma adjustments and their underlying assumptions are described more fully in the notes to the unaudited pro forma condensed combined financial information.

The Venafi Acquisition

On May 19, 2024, CyberArk entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among CyberArk and Venafi, a leader in machine identity management. Pursuant to the terms and conditions in the Merger Agreement, the Venafi Acquisition combined Venafi’s machine identity management capabilities with CyberArk’s leading identity security capabilities to establish a unified platform for end-to-end machine identity security at enterprise scale.

CyberArk accounted for the Venafi Acquisition as a business combination in accordance with ASC No. 805, “Business Combinations”. The purchase consideration transferred to Venafi amounted to $1.66 billion, of which $1.02 billion was paid in cash and $0.64 billion was by the issuance of 2.3 million ordinary shares. CyberArk was determined to be the accounting acquirer after taking into account the relative share ownership, the composition of the governing body of the combined entity and the designation of certain senior management positions. The purchase price of the Venafi Acquisition has been allocated to the assets acquired and liabilities assumed based on their fair values at the Acquisition Date.

The unaudited pro forma condensed combined balance sheet as of June 30, 2024 gives effect to the merger as if it had occurred on June 30, 2024. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2024 and the year ended December 31, 2023 give effect to the Venafi Acquisition as if it had occurred on January 1, 2023, the beginning of the earliest period presented, and combines the historical results of CyberArk and Venafi. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2024 combines the unaudited condensed consolidated statement of operations of CyberArk for the six months ended June 30, 2024, and Venafi’s unaudited condensed consolidated statement of operations for the six months ended June 30, 2024. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2023 combines the audited consolidated statement of operations of CyberArk for the year ended December 31, 2023 with Venafi’s audited consolidated statement of operations for the year ended December 31, 2023. The unaudited pro forma condensed combined financial information has been prepared pursuant to Article 11 of Regulation S-X.

This unaudited pro forma condensed combined financial information should be read in conjunction with:

•	the accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Information;

•
the separate historical audited consolidated financial statements of CyberArk for the fiscal year ended December 31, 2023, included in CyberArk’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on March 13, 2024;

•
the separate historical unaudited condensed consolidated financial statements of CyberArk as of and for the six months ended June 30, 2024, included in Exhibit 99.1 of CyberArk’s Report on Form 6-K furnished to the SEC on October 22, 2024;

•
the separate historical audited condensed consolidated financial statements of Venafi as of and for the fiscal year ended December 31, 2023, included in Exhibit 99.4 of CyberArk’s Report on Form 6-K furnished to the SEC on October 22, 2024; and

•
the separate historical unaudited condensed consolidated financial statements of Venafi as of June 30, 2024, and December 31, 2023 and for the three and six months ended June 30, 2024, included in Exhibit 99.3 of CyberArk’s Report on Form 6-K furnished to the SEC on October 22, 2024.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

	Historical								Pro Forma Combined
	CyberArk as of June 30, 2024	Venafi as of June 30, 2024	Reclassification Adjustments	Note		Transaction Accounting Adjustments	Note		as of June 30, 2024

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$641,014	$113,298	$-			$(572,911)	5(a	)	$181,401
Short-term bank deposits	231,037	-	-			-			231,037
Contract acquisition costs, net	-	4,410	-			(4,410)	5(b	)	-
Contract assets	-	13,872	-			-			13,872
Marketable securities	528,086	-	-			(527,147)	5(a	)	939
Trade receivables, net	156,049	29,001	-			-			185,050
Prepaid expenses and other current assets	34,983	6,456	-			-			41,439

Total current assets	1,591,169	167,037	-			(1,104,468)			653,738

LONG-TERM ASSETS:
Marketable securities	30,871	-	-			-			30,871
Property and equipment, net	16,477	348	-			-			16,825
Contract acquisition costs, noncurrent, net	-	6,331	-			(6,331)	5(b	)	-
Intangible assets, net	16,665	236,703	-			302,511	5(b	)	555,879
Goodwill	153,241	550,086	-			620,252	5(b	)	1,323,579
Right-of-use assets	-	4,176	(4,176)	3		-			-
Other long-term assets	227,140	1,115	4,176	3		-			232,431
Deferred tax assets	85,021	-	(22,393)	5(c	)	-			62,628

Total long-term assets	529,415	798,759	(22,393)			916,432			2,222,213

TOTAL ASSETS	$2,120,584	$965,796	$(22,393)			$(188,036)			$2,875,951

See the accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Information.

UNAUDITED PRO FORMA BALANCE SHEETS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

	Historical								Pro Forma Combined
	CyberArk as of June 30, 2024	Venafi as of June 30, 2024	Reclassification Adjustments	Note		Transaction Accounting Adjustments	Note		as of June 30, 2024

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$6,189	$-	$784	3		$-			$6,973
Accounts payable and accrued liabilities	-	9,006	(9,006)	3		-			-
Employees and payroll accruals	75,909	-	9,527	3		-			85,436
Accrued compensation	-	9,527	(9,527)	3		-			-
Note payable, net of issuance costs	-	249,486	-			(249,486)	5(d	)	-
Accrued expenses and other current liabilities	37,979	799	9,719	3		17,302	5(e), 5(f	)	65,799
Convertible senior notes, net	573,824	-	-			-			573,824
Lease liabilities	-	1,497	(1,497)	3		-			-
Deferred revenues	442,223	51,398	-			-			493,621

Total current liabilities	1,136,124	321,713	-			(232,184)			1,225,653

LONG-TERM LIABILITIES:
Deferred revenues	75,887	9,837	-			-			85,724
Deferred tax liability, net	-	5,176	(22,393)	5(c	)	51,742	5(b	)	34,525
Lease liabilities, net of current portion	-	2,896	(2,896)	3		-			-
Other long-term liabilities	31,601	454	2,896	3		-			34,951

Total long-term liabilities	107,488	18,363	(22,393)			51,742			155,200

TOTAL LIABILITIES	1,243,612	340,076	(22,393)			(180,442)			1,380,853

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value	113	-	-			6	5(g	)	119
Class B common shares of $0.001 par value	-	9	-			(9)	5(g	)	-
Additional paid-in capital	918,948	925,465	-			(286,335)	5(g	)	1,558,078
Accumulated other comprehensive loss	(1,440)	(696)	-			696	5(g	)	(1,440)
Retained earnings (accumulated deficit)	(40,649)	(299,058)	-			278,048	5(h	)	(61,659)

Total shareholders' equity	876,972	625,720	-			(7,594)			1,495,098

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,120,584	$965,796	$(22,393)			$(188,036)			$2,875,951

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2023

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

	Historical							Pro Forma Combined
	CyberArk Year Ended December 31, 2023	Venafi Year Ended December 31, 2023	Reclassification Adjustments	Note	Transaction Accounting Adjustments	Note		Year Ended December 31, 2023
Revenues:
Subscription	$472,023	$143,231	$(13,635)	3	$-			$601,619
Perpetual license	21,037	-	-		-			21,037
Maintenance and professional services	258,828	-	24,375	3	-			283,203
Professional services and other	-	10,740	(10,740)	3	-			-

	751,888	153,971	-		-			905,859

Cost of revenues:
Subscription	74,623	13,937	(4,550)	3	75,726	6(a), 6(b	)	159,736
Perpetual license	1,873	-	-		-			1,873
Maintenance and professional services	79,635	-	16,139	3	1,420	6(b	)	97,194
Professional services and other	-	11,589	(11,589)	3	-			-

	156,131	25,526	-		77,146			258,803

Gross profit	595,757	128,445	-		(77,146)			647,056

Operating expenses:

Research and development	211,445	37,437	-		6,471	6(b	)	255,353
Sales and marketing	405,983	48,592	-		22,317	6(a), 6(b), 6(c	)	476,892
General and administrative	94,801	102,951	905	3	(61,092)	6(a), 6(b), 6(d	)	137,565
Restructuring	-	905	(905)	3	-			-

Total operating expenses	712,229	189,885	-		(32,304)			869,810

Operating loss	(116,472)	(61,440)	-		(44,842)			(222,754)
Financial income, net	53,214	-	(18,234)	3	21,023	6(e	)	56,003
Interest expense, net	-	(17,369)	17,369	3	-			-
Foreign currency loss	-	(161)	161	3	-			-
Other loss	-	(704)	704	3	-			-

Loss before taxes on income	(63,258)	(79,674)	-		(23,819)			(166,751)
Tax benefit (taxes on income)	(3,246)	5,041	-		6,043	6(f	)	7,838

Net loss	$(66,504)	$(74,633)	$-		$(17,776)			$(158,913)

Basic net loss per ordinary share	$(1.60)							$(3.62)
Diluted net loss per ordinary share	$(1.60)							$(3.62)
Shares used in computing net loss per ordinary shares, basic	41,658,424				2,285,076	6(g	)	43,943,500
Shares used in computing net loss per ordinary shares, diluted	41,658,424				2,285,076	6(g	)	43,943,500

See the accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2024

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

	Historical							Pro Forma Combined
	CyberArk Six Months Ended June 30, 2024	Venafi Six Months Ended June 30, 2024	Reclassification Adjustments	Note	Transaction Accounting Adjustments	Note		Six Months Ended June 30, 2024
Revenues:
Subscription	$314,653	$74,785	$(6,843)	3	$-			$382,595
Perpetual license	6,588	-	-		-			6,588
Maintenance and professional services	125,015	-	11,630	3	-			136,645
Professional services and other	-	4,787	(4,787)	3	-			-

	446,256	79,572	-		-			525,828

Cost of revenues:
Subscription	43,563	8,325	(2,609)	3	37,925	6(a), 6(b	)	87,204
Perpetual license	782	-	-		-			782
Maintenance and professional services	43,081	-	7,482	3	760	6(b	)	51,323
Professional services and other	-	4,873	(4,873)	3	-			-

	87,426	13,198	-		38,685			139,309

Gross profit	358,830	66,374	-		(38,685)			386,519

Operating expenses:

Research and development	110,470	17,679	-		3,425	6(b	)	131,574
Sales and marketing	220,303	24,377	-		7,929	6(a), 6(b), 6(c	)	252,609
General and administrative	58,411	59,095	-		(40,957)	6(a), 6(b	)	76,549

Total operating expenses	389,184	101,151	-		(29,603)			460,732

Operating loss	(30,354)	(34,777)	-		(9,082)			(74,213)
Financial income, net	27,399	-	(8,279)	3	10,817	6(e	)	29,937
Interest expense, net	-	(8,049)	8,049	3	-			-
Foreign currency loss	-	(188)	188	3	-			-
Other loss	-	(42)	42	3	-			-

Loss before taxes on income	(2,955)	(43,056)	-		1,735			(44,276)
Tax benefit (taxes on income)	(4,498)	739	-		(440)	6(f	)	(4,199)

Net loss	$(7,453)	$(42,317)	$-		$1,295			$(48,475)

Basic net loss per ordinary share	$(0.17)							$(1.08)
Diluted net loss per ordinary share	$(0.17)							$(1.08)
Shares used in computing net loss per ordinary shares, basic	42,689,375				2,285,076	6(g	)	44,974,451
Shares used in computing net loss per ordinary shares, diluted	42,689,375				2,285,076	6(g	)	44,974,451

See the accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Information.

Note 1—Basis of Presentation

The accompanying unaudited pro forma condensed combined financial information was prepared in accordance with Article 11 of SEC Regulation S-X. The unaudited pro forma condensed combined balance sheet as of June 30, 2024 was prepared using the historical unaudited condensed consolidated balance sheet of CyberArk and historical unaudited condensed consolidated balance sheet of Venafi as of June 30, 2024, and presents the unaudited pro forma combined financial position of CyberArk and Venafi as if the Venafi Acquisition occurred on June 30, 2024.

The unaudited pro forma condensed combined statement of operations for the fiscal year ended December 31, 2023 and for the six-month period ended June 30, 2024 gives effect to the Venafi Acquisition as if it had occurred on January 1, 2023. The unaudited pro forma condensed combined statement of operations combines the historical results of the fiscal periods of CyberArk and Venafi.

The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting in accordance with the provisions of ASC 805, Business Combinations, with CyberArk determined to be the acquirer under this guidance. In the unaudited pro forma condensed combined balance sheet, CyberArk purchase consideration associated with the Venafi Acquisition has been allocated to the assets acquired and liabilities assumed, based upon their respective fair values as of the Acquisition Date.

Any excess of the purchase consideration over the fair value of identified tangible and intangible assets acquired and liabilities assumed is recognized as goodwill. Management believes the estimated fair values utilized for the assets acquired and liabilities assumed are based on reasonable estimates and assumptions. The fair values are subject to adjustment for up to one year after the Acquisition Date as additional information is obtained.

The determination of the fair values of the assets acquired and liabilities assumed (and the related determination of estimated useful lives of amortizable identifiable intangible assets) requires significant judgment and estimates. The estimates and assumptions used include the projected timing and amount of future cash flows and discount rates reflecting risk inherent in the future cash flows related to the business acquired. Although the Company believes the fair values assigned to the assets acquired and liabilities assumed from the acquisition are reasonable, new information may be obtained about facts and circumstances that existed as of the date of the acquisition during the twelve-month period following the acquisition which could cause actual results to differ materially from the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information reflects transaction accounting adjustments management believes are necessary to present fairly CyberArk’s pro forma financial position and results of operations following the closing of the Venafi Acquisition as of and for the periods indicated. The unaudited pro forma condensed combined financial information does not give effect to the potential impact of any anticipated synergies, operating efficiencies or cost savings that may result from the Venafi Acquisition or of any integration costs of CyberArk and Venafi or the costs necessary to achieve any synergies, operating efficiencies or cost savings.

Supplemental Information

To provide additional insights into Venafi’s and CyberArk's financial information, the following table presents expenses for share-based compensation, amortization, acquisition related expenses, and impairment of capitalized software development costs for the respective periods.

	Year Ended December 31, 2023 (USD in thousands)
	CyberArk	Venafi	Transaction Accounting Adjustments	Note		Pro Forma Combined
Share-based compensation	$140,101	$8,706	$6,514	6(b	)	$155,321
Amortization of share-based compensation capitalized in software development costs	393	-	-			393
Amortization of intangible assets	7,364	79,641	22,173	6(a	)	109,178
Acquisition related expenses	-	-	21,010	6(d	)	21,010
Impairment of capitalized software development costs	$2,067	$-	$-			$2,067

	Six Months Ended June 30, 2024 (USD in thousands)
	CyberArk	Venafi	Transaction Accounting Adjustments	Note		Pro Forma Combined
Share-based compensation	$78,030	$3,779	$4,078	6(b	)	$85,887
Amortization of share-based compensation capitalized in software development costs	153	-	-			153
Amortization of intangible assets	3,659	39,821	7,572	6(a	)	51,052
Acquisition related expenses	$5,281	$7,204	$-			$12,485

Note 2 —Significant Accounting Policies

The accounting policies used in the preparation of this unaudited pro forma condensed combined financial information are those set out in CyberArk’s audited financial statements as of and for the year ended December 31, 2023. Management has completed the review of Venafi’s accounting policies and has determined that no significant adjustments are necessary to conform Venafi’s historical consolidated financial statements to the accounting policies used by CyberArk in the preparation of the unaudited pro forma condensed combined financial information. Certain reclassification adjustments have been reflected in the pro forma financial information to conform Venafi’s presentation to CyberArk’s presentation in the unaudited pro forma condensed combined balance sheet and unaudited pro forma condensed combined statements of operations. These reclassifications have no effect on previously reported total assets, total liabilities, stockholders’ equity, or income from continuing operations of CyberArk or Venafi.

Following the completion of the Venafi Acquisition, CyberArk will perform a comprehensive review of Venafi’s accounting policies. As a result of the review, CyberArk may identify differences between the accounting policies of the two companies that, when conformed, could have a material impact on the unaudited pro forma condensed combined financial information.

Note 3—Reclassifications

The following reclassification adjustments were made to conform the presentation of Venafi’s financial information to CyberArk’s presentation as indicated in the table below:

Balance Sheet as of June 30, 2024

Amount (USD in thousands)	Presentation in Venafi’s Historical Financial Statements	Presentation in Unaudited Pro Forma Condensed Combined Financial Information
$4,176	Right-of-use assets	Other long-term assets
784	Accounts payable and accrued liabilities	Trade payables
8,222	Accounts payable and accrued liabilities	Accrued expenses and other current liabilities
9,527	Accrued compensation	Employees and payroll accruals
1,497	Lease liabilities	Accrued expenses and other current liabilities
$2,896	Lease liabilities, net of current portion	Other long-term liabilities

Statement of Operations for the Fiscal Year Ended December 31, 2023

Amount (USD in thousands)	Presentation in Venafi’s Historical Financial Statements	Presentation in Unaudited Pro Forma Condensed Combined Financial Information
$13,635	Subscription (Revenues)	Maintenance and professional services (Revenues)
10,740	Professional services and other (Revenues)	Maintenance and professional services (Revenues)
4,550	Subscription (Cost of revenues)	Maintenance and professional services (Cost of revenues)
11,589	Professional services and other (Cost of revenues)	Maintenance and professional services (Cost of revenues)
905	Restructuring	General and administrative
17,369	Interest expense, net	Financial income (expense), net
161	Foreign currency loss	Financial income (expense), net
$704	Other loss	Financial income (expense), net

The reclassification adjustments are based on currently available information and assumptions management believes are, under the circumstances and given the information available at this time, reasonable, and reflective of adjustments necessary to report CyberArk’s financial condition and results of operations shortly after the completion of the Venafi Acquisition.

Statement of Operations for the Fiscal Six Months Period Ended June 30, 2024

Amount (USD in thousands)	Presentation in Venafi’s Historical Financial Statements	Presentation in Unaudited Pro Forma Condensed Combined Financial Information
$6,843	Subscription (Revenues)	Maintenance and professional services (Revenues)
4,787	Professional services and other (Revenues)	Maintenance and professional services (Revenues)
2,609	Subscription (Cost of revenues)	Maintenance and professional services (Cost of revenues)
4,873	Professional services and other (Cost of revenues)	Maintenance and professional services (Cost of revenues)
8,049	Interest expense, net	Financial income (expense), net
188	Foreign currency loss	Financial income (expense), net
$42	Other loss	Financial income (expense), net

Note 4—Purchase Consideration and Allocation

Purchase Consideration

The purchase consideration amounted to $1.66 billion, based on the closing price of CyberArk ordinary shares on Nasdaq of $279.70 on October 1, 2024. The purchase consideration is as follows:

Amount (USD in thousands)
Cash	$1,020,608
CyberArk ordinary shares (2,285,076 shares at $279.70 per share)	639,136
Total purchase price	$1,659,744

Purchase Price Allocation

Under the acquisition method of accounting, the identifiable assets acquired and liabilities assumed of Venafi are recorded at their fair values as of the Acquisition Date and added to those of CyberArk. The purchase price allocation shown below is based on estimates of the fair value and useful lives of the assets acquired and liabilities assumed and has been prepared to illustrate the estimated effect of the Venafi Acquisition. CyberArk has performed the preliminary fair valuation of Venafi’s assets and liabilities. The fair values are subject to adjustment for up to one year after the close of the transaction as additional information is obtained.

The following table sets forth the allocation of the total purchase consideration to the identifiable tangible and intangible assets acquired and liabilities assumed, based on Venafi’s balance sheet on June 30, 2024, with excess recorded as goodwill:

Amount (USD in thousands)
Preliminary Aggregate Purchase Consideration Allocation
Cash and cash equivalents	$33,848
Accounts receivables	29,001
Contract Assets	13,872
Prepaid expenses and other current assets	6,456
Property and equipment	348
Right-of-Use Assets	4,176
Acquisition-related intangible assets	539,067
Other Assets	1,262
Total assets	628,030
Accounts Payable and Accrued Liabilities	5,516
Accrued Compensation	9,527
Deferred revenues, current and non-current	61,235
Deferred Tax Liability, net	56,918
Lease Liabilities, current and non-current	4,176
Other Liabilities	1,252
Total Liabilities	138,624
Fair value of net assets acquired	489,406
Goodwill	1,170,338
Total	$1,659,744

Goodwill represents the excess of acquisition consideration over the fair value of the underlying net assets acquired. In accordance with ASC 350, Goodwill and Other Intangible Assets, goodwill is not amortized. Instead, it is tested for impairment at least once a year, unless there are indicators of impairment. Goodwill is attributable to the assembled workforce of Venafi, planned growth in new markets and synergies expected to be achieved from the combined operations of CyberArk and Venafi. Goodwill recorded in the Venafi Acquisition is not deductible for tax purposes.

The fair value adjustments are further described below in Notes 5 and 6.

Deferred Tax Liability, net

Deferred tax liabilities principally represent the deferred tax impact associated with the incremental differences in book and tax basis created from the purchase price allocation. Deferred taxes associated with estimated fair value adjustments are computed using a blended statutory U.S. federal and state tax rate. For balance sheet purposes, each jurisdiction’s enacted tax rates were based on the applicable tax laws. The effective tax rate of the combined company could be significantly different (either higher or lower) depending on post-acquisition activities, cash needs, the geographical mix of income and changes in tax law.

Intangible Assets

Identifiable acquisition-related intangible assets in the unaudited pro forma condensed combined financial information consist of the following:

	Fair Value (USD in thousands)	Estimated Useful Life (In Years)	Amortization based upon preliminary fair values for the six months ended June 30, 2024	Amortization based upon preliminary fair values for the year ended December 31, 2023
Technology - On-Premise	$181,911	5	$18,191	$36,382
Technology - SaaS	195,165	5	19,517	39,033
Customer Relationships – On Premise	150,005	8	9,375	18,751
Customer Relationships - SaaS	4,957	8	310	620
Trademark	7,029	1	-	7,029
Total	$539,067		$47,393	$101,815

The fair value for all identifiable intangible assets is based on assumptions that market participants would use in pricing an asset, based on the most advantageous market for the asset (i.e., its highest and best use).

The amortization related to the identifiable intangible assets is reflected as a pro forma adjustment in the unaudited pro forma condensed combined statements of operations based on the estimated useful lives above.

Note 5—Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments

Adjustments included in the Transaction Accounting Adjustments column in the accompanying unaudited pro forma condensed combined balance sheet as of June 30, 2024:

(a)
Reflects $1.02 billion in cash paid as consideration of the acquisition, of which $527 million was funded from the sale of marketable securities. Included as part of the entire purchase consideration is $170 million that was used to repay Venafi indebtedness. Additionally, reflects $79 million cash paid by Venafi to partially settle the indebtedness subsequent to June 30, 2024 and prior to the acquisition date of October 1, 2024.

(b)	Reflect the adjustments of fair value of assets acquired and liabilities assumed as a result of acquisition accounting. Refer to Note 4 for details.

Goodwill

USD in thousands
Elimination of Venafi’s historical goodwill	$(550,086)
Goodwill from Venafi Acquisition	1,170,338
Total adjustment to goodwill	$620,252

    Acquisition-related Intangible Assets, net

USD in thousands
Elimination of Venafi’s historical acquisition-related intangible assets	$(236,556)
Acquisition-related intangible assets from the Venafi Acquisition	539,067
Total adjustment to acquisition-related intangible assets – see note 4	$302,511

    Contract acquisition costs, net

USD in thousands
Elimination of Venafi’s historical current and long-term Contract acquisition costs, net	$(10,741)

   Deferred Tax Liability, net

USD in thousands
Deferred tax impact associated with the incremental differences in book and tax basis created from the purchase price allocation	$(77,179)
Elimination of Venafi’s historical deferred tax asset valuation allowance	25,437
Total adjustment to deferred tax liability, net	$(51,742)

(c)	Represents the reclassification adjustment of $22.4 million from deferred tax assets to deferred tax liability related to CyberArk Subsidiaries in certain jurisdictions.

(d)	To adjust the loan settlement on the transaction closing date due to a change of control event.

(e)
Represents the accrual of additional transaction costs of $21 million incurred by CyberArk subsequent to June 30, 2024, and elimination of transaction costs of $3.5 million accrued by Venafi on June 30, 2024, and paid as part of the consideration.

(f)	Reflects the fair value adjustment of $217 thousand to Venafi’s historical lease liabilities.

(g)
Reflects the elimination of Venafi’s historical Class B Units, additional paid in capital and accumulated other comprehensive loss as well as adjustment to reflect the value of shares issued as consideration to Venafi’s stockholders.

Additional Paid-in Capital

USD in thousands
Elimination of Venafi’s historical additional paid in Capital	$(925,465)
Value of CyberArk ordinary shares issued as consideration to Venafi’s stockholders	639,130
Total adjustment to additional Paid-in Capital	$(286,335)

(h)	Reflect the adjustments to eliminate Venafi’s historical accumulated deficit after pro forma adjustments and record transaction costs.

   Retained earnings (accumulated deficit)

USD in thousands
Elimination of Venafi’s historical accumulated deficit	$299,058
Adjustment for CyberArk’s transaction costs due at closing	(21,010)
Total adjustment to accumulated deficit	$278,048

Note 6—Unaudited Pro Forma Condensed Combined Statements of Operations Adjustments

Adjustments included in the Transaction Accounting Adjustments column in the accompanying unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2024 and for the year ended December 31, 2023:

(a)
Represents the adjustments to record (i) the elimination of Venafi’s historical amortization expense and (ii) recognition of new amortization expense related to identifiable intangible assets acquired. The amortization of all finite-lived intangible assets is based on the periods over which the economic benefits of the intangible assets are expected to be realized, which are subject to further adjustment as additional information becomes available. The amortization finite-lived identifiable intangible assets is on a straight-line basis.

(i)	Elimination of Venafi’s historical intangible asset amortization (in thousands):

	Pro Forma Six Months Ended June 30, 2024	Pro Forma Year Ended December 31, 2023
General and administrative	$(39,821)	$(79,641)

The elimination of Venafi’s historical intangible asset amortization does not include amortization for other intangible assets that are not related to the business combination.

(ii)	Amortization of Acquisition-related intangible assets (in thousands):

	Pro Forma Six Months Ended June 30, 2024	Pro Forma Year Ended December 31, 2023
Cost of revenues- subscription	$37,708	$75,415
Sales and marketing	$9,685	$26,399

(b)
The adjustment for share-based awards represents the difference between Venafi’s historical share-based compensation expenses and the estimated share-based compensation expense related to a new awards issued to continuing employees (in thousands):

	Pro Forma Six Months Ended June 30, 2024	Pro Forma Year Ended December 31, 2023
Cost of revenue - subscription	$217	$311
Cost of revenue - professional services and other	760	1,420
Research and development	3,425	6,471
Sales and marketing	812	773
General and administrative	$(1,136)	$(2,461)

(c)	To eliminate amortization of contract acquisition costs (in thousands):

	Pro Forma Six Months Ended June 30, 2024	Pro Forma Year Ended December 31, 2023
Sales and marketing	$(2,568)	$(4,855)

(d)	Represents the accrual of additional transaction costs of $21 million incurred by CyberArk subsequent to June 30, 2024.

(e)	To eliminate the historical interest expenses related to Venafi’s debt, settled at closing due to a change of control event.

(f)
Reflects the income tax effect of unaudited pro forma adjustments. CyberArk assumed a tax rate of 25.4% for the pro forma adjustments for the year ended December 31, 2023 and for the six months ended June 30, 2024, representing the federal and state tax rate. CyberArk’s effective tax rate following the Venafi Acquisition may be affected by various factors, including tax planning, and therefore may differ materially.

(g)
Represent the pro forma weighted average shares outstanding that have been calculated using the historical weighted average ordinary shares of CyberArk outstanding and the additional ordinary shares of CyberArk issued in conjunction with the Venafi Acquisition, assuming those ordinary shares were outstanding for the fiscal year ended December 31, 2023 and for the six months ended June 30, 2024.

The following table sets forth the computation of pro forma basic and diluted earnings per share

	Pro Forma Six Months Ended June 30, 2024	Pro Forma Year Ended December 31, 2023
Pro forma loss attribute to stockholders (in thousands)	$(48,475)	$(158,913)

Historical CyberArk weighted average ordinary shares outstanding- Basic and diluted	42,689,375	41,658,424
CyberArk ordinary shares issued to Venafi stockholders pursuant to the Merger Agreement	2,285,076	2,285,076
Basic and diluted weighted average ordinary shares outstanding used in computing pro forma net earnings per share	44,974,451	43,943,500

Pro forma loss per ordinary share, basic and diluted	$(1.08)	$(3.62)